CALEDONIA ANNOUNCES THE ADOPTION OF

A SHAREHOLDER RIGHTS PLAN

Toronto, Ontario – April 14, 2008: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) today announced that its Board of Directors has adopted a Shareholder Rights Plan (the “Rights Plan”) effective immediately.

The Rights Plan is subject to the approval of the Toronto Stock Exchange and must be ratified by shareholders at the Special and Annual General Meeting to be held on May 16, 2008, failing which it will cease to have effect.  Subsequent to ratification by Caledonia shareholders, the Rights Plan will thereafter be in effect for an initial term of three years and is subject to reconfirmation by shareholders at the third annual meeting held after each confirmation.

“The adoption of a Rights Plan is intended to help protect our shareholders and is designed to ensure that they will receive fair and equal treatment in the event of any take-over bid” stated Caledonia’s President, Stefan Hayden.  Caledonia is not aware of any specific take-over bid for the Corporation in process or currently being contemplated.

The Rights Plan is designed both to encourage the fair and equal treatment of Caledonia’s shareholders in connection with any potential take-over bid and to ensure that Caledonia’s shareholders and its Board of Directors, in compliance with securities laws, have sufficient time to consider whether there are other options that would more effectively maximize shareholder value.  The Rights Plan cannot be utilized to deny shareholders the opportunity to tender into any tender offer and is not designed to entrench management or Caledonia’s Board.  The terms of the Rights Plan are similar to those in rights plans recently approved by shareholders of other Canadian corporations.

The Rights issued under the Rights Plan become exercisable when a person, together with any parties related to it, acquires or announces its intention to acquire, 20% or more of the Corporation’s outstanding common shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of Caledonia’s Board of Directors.  Should such an acquisition occur each Right would entitle a holder, other than the acquiring person or persons related to it, to purchase common shares of Caledonia at a significant discount to the then current market price.  A “Permitted Bid” is a bid made to all Caledonia shareholders that is open for at least 60 days.  If at the end of the 60 day period more than 50% of Caledonia’s then outstanding common shares, other than those common shares owned by the party making the bid and certain related persons, have been tendered to the bid, such party may take up and pay for the common shares but must extend the bid for a further 10 business days to allow other shareholders to tender.

The Rights issued under the Rights Plan will initially attach to and trade with Caledonia’s common shares and no separate certificates will be issued unless an event triggering these Rights occurs.  A copy of the Rights Plan will be filed on SEDAR (www.sedar.com).

For more information, please contact:

Stefan Hayden

Alex Buck

Martin Eales

President & CEO, Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are “forward-looking statements”.  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.

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